January 22, 2009

Mr. Zhong Ying
Chief Financial Officer
China Health Resource, Inc.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R. China

Re: **China Health Resource, Inc.**
        Form 10-KSB for the Year Ended December 31, 2007
        Form 10-Q for the Quarter Ended March 31, 2008
        Form 10-Q for the Quarter Ended June 30, 2008
        File No. 000-50029

Dear Mr. Ying.

        We have reviewed your November 12, 2008 response to our September 26, 2008 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for December 31, 2007

Consolidated Financial Statements

1.   We acknowledge your response to prior comment two. The presentation of your Consolidated Statement of Equity (Deficit) continues to show the historical equity balances of the issuer (Voice Diary Inc.) prior to the reverse acquisition, hence the financial statements have not been retroactively restated for the recapitalization for all periods presented. In a recapitalization, the historical stockholders' equity of the accounting acquirer (Yin Fa) prior to the merger is retroactively restated for the equivalent number of shares it received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Please revise the balances in the Consolidated Statement of Equity (Deficit) prior to the reverse merger to reflect the recapitalization of accounting acquirer or explain to us why your presentation is appropriate.

2.   Also, it appears that the common stock amounts in the filing have not been retroactively restated for the reverse stock split in 2006 as disclosed in Note M and the forward stock split in 2007. Please revise your financial statements to retroactively restate all common stock amounts for these changes in capital structure or explain to us how your presentation complies with SAB Topic 4C and paragraph 54 of SFAS 128.

Item 8A. Controls and Procedures

3.   We acknowledge your response to prior comment four. Management's conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the fiscal year covered by the report should state a definitive effective or not effective instead of using the term "were not wholly effective". Please revise your conclusion to provide a definitive conclusion.

4.   Refer to Note O to your consolidated financial statements. It appears that the error in your financial statements may be a material weakness in internal control over financial reporting. Please tell us the factors you considered and highlight for us those factors that support your assessment that internal control over financial reporting was effective at December 31, 2007. Alternatively, please further amend the 10-KSB to disclose management's revised assessment of the effectiveness of your internal control over financial reporting, i.e., that internal control over financial reporting was not effective as of December 31, 2007.

Signatures

5.   It appears that you are missing a signature and date for one of your directors. Please revise.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant